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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER 000-50721
                                                      --------------------------
                                                      CUSIP NUMBER  686 19E 208
                                                                    686 19E 109
                                                      --------------------------

(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR / / Form N-CSR

For Period Ended: 12/31/2004
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ORIGEN FINANCIAL, INC.
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Full Name of Registrant


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Former Name if Applicable

27777 Franklin Road, Suite 1700
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Address of Principal Executive Office (Street and Number)

Southfield, Michigan 48034
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by the registrant in a Current Report on Form 8-K, filed on March 31, 2005, the Audit Committee of the registrant's Board of Directors determined on March 29, 2005 that the registrant's financial statements for the fiscal year ended December 31, 2003 and for each of the first three quarters of fiscal 2004 should be restated. Due to the time, effort and expense involved in determining the effect of the adjustments to the registrant's historical financial statements and to allow sufficient time for the registrant to reflect these restatements and the related disclosures and provide for the necessary review of this information, it has found it necessary to delay the filing of its annual report on Form 10-K for the fiscal year ended December 31, 2004. Because of the delays caused by the restatement, the registrant's inability to file timely could not be eliminated without unreasonable effort and expense. The registrant expects to file its Form 10-K on or before the 15th calendar day following the prescribed due date. In addition, details of the restatement also will be reflected in amendments to Origen's Quarterly Reports on Form 10-Q for the first three quarters of 2004, and other filings with the SEC, all of which will be filed in the near future.

                        (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

W. Anderson Geater, Chief Financial Officer     (248)            746-7000
-------------------------------------------  -----------  ----------------------
               (Name)                        (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /X/ No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/ No / /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the registrant's press release, dated March 31, 2005, the registrant's previously reported results of operations for the fiscal year ended December 31, 2003 and the first three quarters of fiscal 2004 are being restated to reflect certain changes in the application of accounting principles. The effect of the correction will reduce earnings per share by $0.03 for the period from October 8, 2003 to December 31, 2003, and increase the loss per share by $0.06 for 2004. The 2004 loss is $3.0 million, or $0.14 per share, rather than the previously announced $1.8 million, or $0.08 per share. The registrant expects that the results of operations for fiscal 2003, each of the first three quarters of 2004 and for fiscal 2004 to be reported in the Form 10-K and the other filings referenced in Part III above will be substantially the same as those reported in the press release.

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                             ORIGEN FINANCIAL, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31,2005                        By  /s/ Ronald A. Klein
    ------------------------------------     -----------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).